Exhibit 99.1

BAYTEX REPORTS ELECTION OF DIRECTORS

CALGARY, ALBERTA (May 4, 2017) – Baytex Energy Corp. (TSX, NYSE: BTE) reports that the nominees listed in its Information Circular-Proxy Statement for the 2017 Annual Meeting of Shareholders were elected as directors. Detailed results of the vote for the election of directors held at the Annual Meeting held earlier today are set out below.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	42,775,732	82.26	9,222,639	17.74
John A. Brussa	41,344,129	79.51	10,654,242	20.49
Raymond T. Chan	44,041,723	84.70	7,956,648	15.30
Edward Chwyl	48,666,718	93.59	3,331,653	6.41
Trudy M. Curran	50,064,277	96.28	1,934,094	3.72
Naveen Dargan	49,056,759	94.34	2,941,611	5.66
R.E.T. (Rusty) Goepel	49,387,454	94.98	2,610,917	5.02
Edward D. LaFehr	49,897,520	95.96	2,100,851	4.04
Gregory K. Melchin	50,068,906	96.29	1,929,465	3.71
Mary Ellen Peters	50,044,437	96.24	1,953,934	3.76
Dale O. Shwed	41,458,105	79.73	10,540,266	20.27

For complete voting results, please see our Report of Voting Results which will be available tomorrow through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 79% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Exhibit 99.1

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com